Exhibit 12.1

Greater Bay Bancorp Annual Report of Form 10-K

Statements re Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
Income before income taxes	$196,327	$106,284	$110,829	$77,762	$64,431

Fixed charges:
Interest expense	159,418	199,956	165,892	110,710	90,219
Interest factor of rental expense	6,081	3,733	2,778	2,493	1,978

Fixed charges	165,499	203,689	168,670	113,203	92,197
Less: interest expense on deposits	82,747	132,655	146,269	98,588	78,525

Net fixed charges	82,752	71,034	22,401	14,615	13,672

Earnings, excluding interest on deposits	$279,079	$177,318	$133,230	$92,377	$78,103

Ratio of earnings, excluding interest on deposits, to net fixed charges(1)	3.37 x	2.50 x	5.95 x	6.32 x	5.71 x

Earnings, including interest on deposits	$196,327	$106,284	$110,829	$77,762	$64,431

Ratio of earnings, including interest on deposits, to fixed charges(2)	2.19 x	1.52 x	1.66 x	1.69 x	1.70 x

(1)	For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.

(2)	For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.